SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 16)*

ACADIA Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

004225108
(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

May 23, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒ .

(Continued on the following pages)

(Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 004225108	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 43,084,280 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 43,084,280 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 43,084,280 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 104,084 shares of the common stock (“Common Stock”) of ACADIA Pharmaceuticals Inc. (the “Issuer”) underlying 104,084 options to purchase Common Stock (“Stock Options”) and 18,002 shares of Common Stock from the vesting of restricted stock units (each, an “RSU”) directly held by Julian C. Baker, a managing member of Baker Bros. Advisors (GP) LLC (the “Adviser GP”) and 115,584 shares of the Common Stock of the Issuer underlying 115,584 Stock Options, 18,002 shares of Common Stock from the vesting of RSUs and 27,500 shares of Common Stock from the exercise of Stock Options directly held by Dr. Stephen R. Biggar, a full-time employee of Baker Bros. Advisors LP (the “Adviser”).
(2)	Based on 162,625,379 shares of the Issuer’s Common Stock outstanding as of April 26, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 8, 2023.

CUSIP No. 004225108	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2€	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 43,084,280 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 43,084,280 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 43,084,280 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 104,084 shares of Common Stock underlying 104,084 Stock Options and 18,002 shares of Common Stock from the vesting of RSUs directly held by Julian C. Baker, a managing member of the Adviser GP and 115,584 shares of Common Stock underlying 115,584 Stock Options, 18,002 shares of Common Stock from the vesting of RSUs and 27,500 shares of Common Stock from the exercise of Stock Options directly held by Dr. Stephen R. Biggar, a full-time employee of the Adviser.
(2)	Based on 162,625,379 shares of the Issuer’s Common Stock outstanding as of April 26, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2023.

CUSIP No. 004225108	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 43,227,599 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 43,227,599 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 43,227,599 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 104,084 shares of Common Stock underlying 104,084 Stock Options and 18,002 shares of Common Stock from the vesting of RSUs directly held by Julian C. Baker, a managing member of the Adviser GP and 115,584 shares of Common Stock underlying 115,584 Stock Options, 18,002 shares of Common Stock from the vesting of RSUs and 27,500 shares of Common Stock from the exercise of Stock Options directly held by Dr. Stephen R. Biggar, a full-time employee of the Adviser.
(2)	Based on 162,625,379 shares of the Issuer’s Common Stock outstanding as of April 26, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2023.

CUSIP No. 004225108	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 43,227,599 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 43,227,599 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 43,227,599 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 104,084 shares of Common Stock underlying 104,084 Stock Options and 18,002 shares of Common Stock from the vesting of RSUs directly held by Julian C. Baker, a managing member of the Adviser GP and 115,584 shares of Common Stock underlying 115,584 Stock Options, 18,002 shares of Common Stock from the vesting of RSUs and 27,500 shares of Common Stock from the exercise of Stock Options directly held by Dr. Stephen R. Biggar, a full-time employee of the Adviser.
(2)	Based on 162,625,379 shares of the Issuer’s Common Stock outstanding as of April 26, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2023.

CUSIP No. 004225108	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,443
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,443
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 162,625,379 shares of the Issuer’s Common Stock outstanding as of April 26, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 8, 2023.

Amendment No. 16 to Schedule 13D

This Amendment No. 16 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 regarding the use of the proceeds from the Loan Agreement for the exercise of the Exercised Stock Options is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D hereby is supplemented and amended, as the case may be, as follows:

On May 23, 2023, the Adviser acquired beneficial ownership of 12,500 shares of common stock (“Common Stock”) of ACADIA Pharmaceuticals Inc. (the “Issuer”), as a result of the exercise of 12,500 options to purchase Common Stock at $17.01 per share (the “Exercised Stock Options”) held directly by Dr. Stephen R. Biggar, a full-time employee of the Adviser. Dr. Biggar and Julian C. Baker, a managing member of the Adviser GP, currently serve on the Issuer’s board of directors (the “Board”) as representatives of the Funds. The policy of the Adviser to the Funds does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options and the shares of Common Stock acquired upon exercise of the Exercised Stock Options. Prior to the exercise of the Exercised Stock Options, Dr. Biggar entered into a proceeds agreement (the “Proceeds Agreement”) with the Adviser on May 23, 2023 memorializing the fact that, with respect to the Exercised Stock Options and the Common Stock acquired upon exercise of the Exercised Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock acquired upon exercise of the Exercised Stock Options will be remitted to the Adviser net of brokerage commissions. Such proceeds received by the Adviser from the sale of the Common Stock acquired upon exercise of the Exercised Stock Options will be applied to a reduction in the management fee paid by the Funds to the Adviser as the Funds are entitled to the pecuniary interest in such securities. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock acquired upon the exercise of the Exercised Stock Options. Pursuant to the Proceeds Agreement, the Adviser agreed to provide Dr. Biggar with the amount of cash necessary to enable Dr. Biggar to pay the exercise price to exercise the Exercised Stock Options following the Adviser’s direction to Dr. Biggar to exercise such Exercised Stock Options.

The foregoing description of the Proceeds Agreement is qualified in its entirety by reference to the full text of the Proceeds Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

In order to effect the exercise of the Exercised Stock Options, on May 23, 2023, the Adviser entered into a loan agreement (the “Loan Agreement”) with the Funds pursuant to which 667 and Life Sciences loaned $17,618 and $195,007, respectively, totaling $212,625 to the Adviser for the purpose of acquiring the Common Stock upon exercise of the Exercised Stock Options. The loan is due on May 23, 2053, or if the shares of Common Stock acquired upon exercise of the Exercised Stock Options are sold, on the date that is 10 days after the date of the last sale of such shares (the “Due Date”), with interest payable through the Due Date at a rate of 3.72% annually.

The foregoing description of the Loan Agreement is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some of all of the Prefunded Warrants (as defined in Item 5), exercise of some or all of the options to purchase Common Stock of the Issuer (“Stock Options”), vesting of restricted stock units (each an “RSU”) or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby supplemented and amended as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 16 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker, as well as shares of Common Stock of the Issuer that may be acquired upon exercise of the Prefunded Warrants (as defined below) by the Funds, subject to the limitations on exercise described below.

Holder	Shares of Common Stock	Prefunded Warrants
667, L.P.	3,546,939	42,131
Baker Brothers Life Sciences, L.P.	39,254,169	447,138
Total	42,801,108	489,269

The warrants to acquire Common Stock at an exercise price of $0.01 per share with no expiration date (the “Prefunded Warrants”) are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding shares of Common Stock of the Issuer (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 65th day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock of the Issuer.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Stephen R. Biggar currently serve on the Board as representatives of the Funds. Julian C. Baker and Dr. Biggar, as compensation for their service on the Board, receive Stock Options. Julian C. Baker and Dr. Biggar hold 104,084 and 115,584 Stock Options, respectively, all of which are vested or will vest within 60 days hereof. Julian C. Baker and Dr. Biggar each hold 18,002 RSUs, all of which are vested or will vest within 60 days hereof. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Stock Options and RSUs. Julian C. Baker and Dr. Biggar have no voting or dispositive power and no pecuniary interest in the Stock Options and RSUs. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Stock Options and RSUs held by Dr. Biggar. Baker Bros. Advisors LP has voting and investment power over the Stock Options and RSUs held by Julian C. Baker and Dr. Biggar disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options and RSUs held by Julian C. Baker and Dr. Biggar disclosed herein and in previous amendments to this Schedule 13D.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(c) The disclosures in Item 4 are incorporated by reference herein. The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable Fund. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
667, L.P.	5/22/2023	7,645	Purchase	24.4604	1
Baker Brothers Life Sciences, L.P.	5/22/2023	82,148	Purchase	24.4604	1
667, L.P.	5/22/2023	3,781	Purchase	24.8000
Baker Brothers Life Sciences, L.P.	5/22/2023	40,632	Purchase	24.8000
667, L.P.	5/23/2023	10,858	Purchase	25.3302	2
Baker Brothers Life Sciences, L.P.	5/23/2023	116,672	Purchase	25.3302	2
667, L.P.	5/23/2023	6,941	Purchase	25.5400
Baker Brothers Life Sciences, L.P.	5/23/2023	74,582	Purchase	25.5400
667, L.P.	5/24/2023	20,304	Purchase	25.2723	3
Baker Brothers Life Sciences, L.P.	5/24/2023	218,171	Purchase	25.2723	3
667, L.P.	5/24/2023	2,688	Purchase	25.5138	4
Baker Brothers Life Sciences, L.P.	5/24/2023	28,878	Purchase	25.5138	4
667, L.P.	5/24/2023	24,113	Purchase	25.6500
Baker Brothers Life Sciences, L.P.	5/24/2023	259,109	Purchase	25.6500

1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $24.27 to $24.80. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $24.76 to $25.65. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $25.09 to $25.65. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $25.08 to $25.64. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Loan Agreement and the Proceeds Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Loan Agreement, dated May 23, 2023, by and among Baker Bros. Advisors LP, Baker Brothers Life Sciences, L.P. and 667, L.P.
99.2	Proceeds Agreement, dated May 23, 2023, by and between Baker Bros. Advisors LP and Dr. Stephen R. Biggar.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager